Exhibit 2.4

SECOND AMENDMENT TO
SHARE PURCHASE AGREEMENT
This SECOND AMENDMENT TO SHARE PURCHASE AGREEMENT, dated as of December 14, 2016 (this “Amendment”), is made by and among Albemarle Corporation, a Virginia corporation (the “Seller”), BASF SE, a European public limited-liability company (Societas Europaea) (the “Purchaser”), BASF Corporation, a Delaware corporation (“BASF Corporation”), BASF Handels- und Exportgesellschaft mit beschränkter Haftung, a German limited liability company, registered with the commercial register of the local court of Ludwigshafen am Rhein, under HRB 3535 (“BASF Handels- und Export GmbH”) and Knight Lux 2 S.à r.l., a Société à responsabilité limitée organized under the laws of the Grand Duchy of Luxembourg (“KL2”).
WHEREAS, on June 17, 2016 the Seller and the Purchaser entered into a Share Purchase Agreement (the “Original Agreement”);
WHEREAS, on December 7, 2016 the Seller, the Purchaser, BASF Corporation, BASF Handels- und Export GmbH and KL2 entered into an amendment to the Original Agreement (as amended, the “Agreement”) pursuant to which (i) BASF Corporation and (ii) BASF Handels- und Export GmbH and KL2 each became a party to the Agreement;
WHEREAS, Section 11.07 of the Agreement permits the Seller and the Purchaser to amend the Agreement by an instrument in writing signed by the Seller and the Purchaser; and
WHEREAS, the Seller, the Purchaser, BASF Corporation, BASF Handels- und Export GmbH and KL2 desire to amend the Agreement as provided herein;
NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, and pursuant to Section 11.07 of the Agreement, the Seller, the Purchaser, BASF Corporation, BASF Handels- und Export GmbH and KL2 hereby agree as follows:
1.Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

2.Amendment of Section 1.01 of the Agreement.

(a)	The definition of “Ancillary Agreements” in Section 1.01 of the Agreement is hereby deleted in its entirety and replaced with the following:
“Ancillary Agreements” means the Transition Services Agreement, the Assignment Agreement, the Participation Agreements and the Data Retention and Access Agreement.”

(b)	Section 1.01 of the Agreement is hereby amended by adding the following defined term in alphabetical order therein:

“Data Retention and Access Agreement” means a data retention and access agreement in the form attached hereto as Exhibit J.”

(c)	Section 1.01 of the Agreement is hereby amended by adding the following defined term in alphabetical order therein:
“RSGG Group Pre-Closing Tax Return” means any Tax Return for a Pre-Closing Tax Period or a Straddle Period that includes or is filed by or in respect of RSGG and/or one or more German Acquired Companies and/or one or more of the RSGG Retained Subsidiaries.”

(d)	The definition of “RSGG Pre-Closing Tax Return” is deleted in its entirety and replaced with the following:
“RSGG Pre-Closing Tax Return” means any Tax Return for a Pre-Closing Tax Period or a Straddle Period that includes or is filed by or in respect of RSGG, or by or in respect of RSGG and one or more German Acquired Companies or one or more of the RSGG Retained Subsidiaries.”

(e)	The definition of “Third-Party Indebtedness” in Section 1.01 of the Agreement is hereby deleted in its entirety and replaced with the following:
“Third-Party Indebtedness” means any Indebtedness of the Acquired Companies that is not (a) Intercompany Indebtedness or (b) Indebtedness owing from an Acquired Company to an Acquired Company.”

3.Amendment of Section 2.03 of the Agreement. Section 2.03 of the Agreement is hereby amended by adding the following to the end of such section:
“Except with respect to Article VIII, or as otherwise provided herein, the sale and purchase of the Shares contemplated by this Agreement shall be deemed effective for all purposes as of 12:01 a.m. New York time on the Closing Date.”

4.Amendment of Section 2.04(c) of the Agreement. Section 2.04(c) of the Agreement is hereby deleted in its entirety and replaced with the following:
“(c) to the Purchaser, a counterpart of each of the Transition Services Agreement and the Data Retention and Access Agreement, duly executed by the Seller;”

5.Amendment of Section 2.05(b) of the Agreement. Section 2.05(b) of the Agreement is hereby deleted in its entirety and replaced with the following:
“(b) to the Seller, a counterpart of each of the Transition Services Agreement and the Data Retention and Access Agreement, duly executed by the Purchaser;”

6.Amendment of Section 2.07(a) of the Agreement. Section 2.07(a) of the Agreement is hereby amended by deleting the last three sentences thereof in their entirety, and replacing them with the following:

“In determining the amounts of Retained Cash Balances, Closing Indebtedness, Closing Working Capital, the Pension Deficit Amount and Transaction Expenses for purposes of determining the Estimated Purchase Price, foreign currencies shall be converted into U.S. dollars at the applicable exchange rate as of the Business Day prior to the delivery of the Preliminary Closing Statement (or, to the extent the use of such exchange rate is not practical, the applicable exchange rate as of another Business Day prior to the delivery of the Preliminary Closing Statement; provided, that the exchange rate used shall in any event be the applicable exchange rate as of a Business Day not earlier than October 31, 2016). The applicable exchange rate as of such date shall be the documented Albemarle system rate that was in place for the relevant underlying balance sheet as of such date and shall be expressly set forth in the Preliminary Closing Statement. Prior to the Closing Date, the Seller shall review any comments proposed by the Purchaser with respect to the Preliminary Closing Statement, and will consider, in good faith, any appropriate changes with respect to such comments.”

7.Amendment of Section 2.07(b) of the Agreement. Section 2.07(b) of the Agreement is hereby amended by deleting the last sentence thereof in its entirety, and replacing it with the following:
“The applicable exchange rate as of such date shall be obtained from Thomson Reuters Eikon using the aggregated mid price spot rate as of 12:01 a.m. New York time on the Closing Date.”

8.Amendment of Section 2.08(a) of the Agreement. Section 2.08(a) of the Agreement is hereby amended by deleting the words “Chemetall Corp” in the first sentence thereof, and replacing them with the words “Chemetall US and the CMSA Share”.

9.Amendment of Section 7.01(e) of the Agreement. Section 7.01(e) of the Agreement is hereby amended by adding the following to the end of such section:
“Each of the parties hereby acknowledges and agrees that any Tax Return for a Pre-Closing Tax Period or a Straddle Period required to be filed by the Seller or one of its Affiliates under Section 7.01(a), to the extent it relates to one or more Retained Companies, (i) shall be Information within the meaning of the Confidentiality Agreement for purposes of Section 5.03 and Seller Confidential Information within the meaning of the Data Retention and Access Agreement, (ii) shall not be used by the Purchaser or any of its Affiliates for any purpose other than in connection with the defense of a Tax Claim or for other Tax purposes required by applicable Law or, with the written consent of the Seller, such consent not to be unreasonably withheld, conditioned or delayed, requested by the Purchaser, and (iii) shall not be disclosed to any Persons (including employees and officers of the Purchaser and its Affiliates) who are not using the information for the Tax-related purposes provided for in clause (ii) of this sentence.”

10.Amendment of Section 7.03(a) of the Agreement. The reference to “RSGG Pre-Closing Tax Return” in the third sentence of Section 7.03(a) of the Agreement is hereby deleted and replaced with a reference to “RSGG Group Pre-Closing Tax Return”.

11.Amendment of Section 7.07(e) of the Agreement. Section 7.07(e) of the Agreement is hereby deleted in its entirety and replaced with the following:
“The parties hereto agree that, except to the extent provided in Section 7.08, no election or elections under Section 336(e) or Section 338 of the Code (or under any similar state, local, or non U.S. Tax law) shall be made by any party with respect to or in connection with any of the transactions contemplated by this Agreement. Notwithstanding foregoing, the Purchaser shall timely file elections under Section 338(g) of the Code with respect to the Purchaser’s purchase of the stock of Chemetall S.A. and Chemetall New Zealand Ltd (the “Required Section 338(g) Elections”). The Required Section 338(g) Elections shall be made by Purchaser based upon the Seller’s representation hereunder that, for U.S. federal income Tax purposes, (i) each of RSGG and Chemetall is and will be as of the Closing Date a disregarded entity, or branch, of KL2, (ii) as a result, the sale of the RSGG Shares at the Closing will be treated as a sale of the stock of each of Chemetall S.A. and Chemetall New Zealand Ltd, (iii) each of Chemetall S.A. and Chemetall New Zealand Ltd is and will be as of the Closing Date a foreign corporation and (iv) neither Chemetall S.A. and Chemetall New Zealand Ltd is or has been engaged in a trade or business in the United States, has any earnings and profits effectively connected with or attributable to a trade or business in the United States, or owns any United States real property interest. The Seller will prepare or cause to have prepared, and deliver to the Purchaser no later than 60 days prior to the Required Section 338(g) Elections’ due date, the Required Section 338(g) Elections (on IRS Form 8023) on behalf of the Purchaser. The Purchaser shall, in its sole discretion, allocate among the assets of Chemetall S.A. and Chemetall New Zealand Ltd, respectively, the consideration that is allocated to the purchase of each of Chemetall S.A. and Chemetall New Zealand Ltd pursuant to, or in accordance with, Section 2.08(b) hereof. The Seller shall indemnify and hold harmless the Purchaser and the Acquired Companies for any Taxes imposed on the Purchaser or the Acquired Companies as a result of the Required Section 338(g) Elections (including the costs and expenses of any and all Actions, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys, accountants, and consultants and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder). The Purchaser shall not be liable to the Seller or its Affiliates for any Tax consequence, or absence thereof, attributable to the Required Section 338(g) Elections, or for a failure to file such Required Section 338(g) Elections where such Required Section 338(g) Elections are not validly prepared and delivered to the Purchaser by the Seller within the time period provided for in this Section 7.07(e).”

12.Section 7.08. Notwithstanding Section 7.08 of the Agreement:

(a)
the Purchaser has informed the Seller that it shall elect to make the Section 338(h)(10) Election with respect to the Chemetall US Shares and that it expects to make an election under Section 338(g) of the Code with respect to each of Chemetall US’s non-U.S. Subsidiaries;

(b)	the Seller has informed the Purchaser that no Make-Whole Payment shall be required in connection with the Section 338 Elections, and as a result all provisions of Section 7.08 of the Agreement regarding the calculation and payment of a Make-Whole Payment shall not apply;

(c)
the Purchaser shall provide the Seller with the notice and determination set forth in clauses (i) through (iii) of Section 7.08(b) of the Agreement no later than 120 days after the Closing Date (rather than 60 days as set forth in Section 7.08(b) of the Agreement);

(d)
the Seller shall, within 30 days following the delivery of the notice described in clause (c) above and the determination pursuant to Section 7.08(b) of the Agreement, provide the Purchaser with the information set forth in clause (i) of Section 7.08(c) of the Agreement and the parties shall have no other obligations with respect to Section 7.08(c) of the Agreement;

(e)
Section 7.08(d) of the Agreement shall apply only with respect to any unresolved disagreement between the Purchaser and the Seller regarding such notice and determination pursuant to Section 7.08(b) of the Agreement, and only to the extent that the Purchase and the Seller are unable to resolve any disagreement regarding such notice and determination as reflected in the information provided by the Seller pursuant to clause (i) of Section 7.08(c) of the Agreement.

13.Section 1.01(a) of the Disclosure Schedule. Section 1.01(a) of the Disclosure Schedule is hereby deleted in its entirety and replaced by the version of Section 1.01(a) of the Disclosure Schedule attached hereto as Exhibit A to this Amendment.

14.Section 1.01(e) of the Disclosure Schedule.
(a) Item 8 in Section 1.01(e) of the Disclosure Schedule is hereby deleted in its entirety and replaced by the following:
“8.    DN Pension Insurance-related liabilities in an amount equal to (i) $11.1 million, plus (ii) the U.S. dollar equivalent of EUR 5.7 million, converted into US Dollars as of the Closing using the applicable exchange rate required pursuant to Section 2.07(b) (items (i) and (ii) relating to an adjustment in value of the DN Pension Insurance for a change in accounting methodology from defined contribution to defined benefit, and/or an effect from pension increases according to §16 German pension law, but in respect of current or past pension increases according to §16 German pension law only to the extent RSGG is liable for them), plus (iii) $88,000 (relating to a life insurance coverage liability in respect of certain grandfathered pensioners), it being understood that, other than an adjustment to item (ii) relating to the foreign exchange rate pursuant to Section 2.07(b), items (i), (ii) and (iii) are finally settled hereby and no other indemnity claims, claims for reduction of the Purchase Price or other claims of the Purchaser or any Purchaser Indemnitee exist in respect thereto, other than in connection with a breach of a representation, warranty or covenant of the Seller, subject to the limitations provided in Article IX of the Agreement with respect thereto.”

15.Section 1.01(e) of the Disclosure Schedule. Section 5.10 of the Disclosure Schedule is hereby amended by adding the following to end of such section:
“21. Demand Promissory Note, dated June 3, 2016, between Chemetall do
Brasil Ltda., as Borrower, and Albemarle Quίmica Ltda., as Lender

22. Markenlizenzvertrag (Trademark License Agreement), dated as of January 1, 2012 between RLG and Chemetall GmbH

23. Data Processing Agreement, dated February 29, 2016, among Albemarle Magyarorszag Kft., RSGG, RLG, Chemetall GmbH, Dynamit Nobel GmbH and DynaRENT Altersversorgungs GmbH”

16.Section 6.08 of the Disclosure Schedule.
(a) Item 2 in Section 6.08 of the Disclosure Schedule is hereby deleted in its entirety.
(b) Item 4 in Section 6.08 of the Disclosure Schedule is hereby deleted in its entirety and replaced with the following:
“4. Stephen Amalraj, Subramani Ramachandran - UAE”
(c) Item 5 in Section 6.08 of the Disclosure Schedule is hereby deleted in its entirety and replaced with the following:
“5. Nicole Rohde, Matthias Sura, Christian Franzen, Ute Tischer, Rolf Laumann, Mario Petry - Germany”
(d) Item 7 in Section 6.08 of the Disclosure Schedule is hereby deleted in its entirety and replaced with the following:
“7. Serge Fritz, Thomas Beck, Eric Debier, Renato Zaghini - France”

17.Exhibit J. Exhibit J to this Amendment is hereby appended as Exhibit J to the Agreement.

18.Sale and Transfer Agreement. The Seller shall indemnify, defend and hold harmless, and pay on behalf of or reimburse, the Purchaser and the Purchaser Indemnitees against any Indemnifiable Loss, and any Taxes (including the costs and expenses of any and all Actions, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys, accountants, and consultants and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), suffered or incurred by them as a result of, relating to or arising out of the transactions contemplated by or pursuant to that certain Sale and Transfer Agreement, dated as of the Closing Date, between Rockwood Lithium GmbH and Chemetall GmbH (the “Sale and Transfer Agreement”). For the avoidance of doubt, neither the entry into the Sale and Transfer

Agreement nor the transactions contemplated by or pursuant to the Sale and Transfer Agreement shall constitute a Purchaser Tax Act.

19.No Other Modification. Except to the extent specifically amended herein or supplemented hereby, the Agreement remains unchanged and in full force and effect, and this Amendment will be governed by and subject to the terms of the Agreement, as amended by this Amendment. From and after the date of this Amendment, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import, and all references to the Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided) will be deemed to mean the Agreement, as amended by this Amendment, whether or not this Amendment is expressly referenced.

20.Other Terms. The provisions of Sections 1.03 (Interpretation and Rules of Construction), 11.01 (Expenses), 11.02 (Notices), 11.04 (Severability), 11.06 (Assignment), 11.07 (Amendment), 11.08 (Waiver), 11.09 (No Third Party Beneficiaries), 11.10 (Specific Performance), 11.11 (Governing Law), 11.12 (Waiver of Jury Trial) and 11.13 (Counterparts) of the Agreement are incorporated herein by reference and shall apply to the terms and provisions of this Amendment and the parties hereto mutatis mutandis.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Seller, the Purchaser, KL2, BASF Corporation and BASF Handels- und Export GmbH have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

ALBEMARLE CORPORATION

By:	/s/ Karen G. Narwold
Name: Karen G. Narwold
Title: Executive Vice President and
Chief Administrative Officer

[Signature Page to Second Amendment to Share Purchase Agreement]

BASF SE

By:	/s/ Stefan John
Name: Stefan John
Title: Senior Vice President

By:	/s/ Jürgen Herzog
Name: Jürgen Herzog
Title: Vice President

[Signature Page to Second Amendment to Share Purchase Agreement]

KNIGHT LUX 2 S.À R.L.

By:	/s/ Eugene Over, Jr.
Name: Eugene Over, Jr.
Title: Gerant

By:	/s/ Dr. Wolfgang Zettel
Name: Dr. Wolfgang Zettel
Title: Managing Director

[Signature Page to Second Amendment to Share Purchase Agreement]

BASF CORPORATION

By:	/s/ Matthew Lepore
Name: Matthew Lepore
Title: Sr. V.P., General Counsel and
Secretary

By:	/s/ Catherine A. Trinkle
Name: Catherine A. Trinkle
Title: Assistant Secretary

[Signature Page to Second Amendment to Share Purchase Agreement]

BASF HANDELS- UND EXPORTGESELLSCHAFT MIT
BESCHRÄNKTER HAFTUNG

By:	/s/ Georg Franzmann
Name: Georg Franzmann
Title: Director

By:	/s/ Harald Fettkamp
Name: Harald Fettkamp
Title: Director

[Signature Page to Second Amendment to Share Purchase Agreement]